UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant Event, dated November 4, 2014.	3
2. Investor Presentation, dated November 4, 2014.	19

2

THIRD QUARTER 2014 REPORT

2 THIRD QUARTER 2014 REPORT The facts and figures contained in this report which do not refer to historical data are “projections and forwardlooking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. DISCLAIMER THIS IS A TRANSLATION OF A SPANISH LANGUAGE ANNOUNCEMENT FILED WITH THE CNMV. IN CASE OF DISCREPANCIES, THE SPANISH VERSION WILL PREVAIL.

3 THIRD QUARTER 2014 REPORT 1 Excludes non-recurring costs and costs associated with recent acquisitions. NET PROFIT INCREASES BY 26.9% TO 339 MILLION EUROS NET PROFIT 339.0 MILLION EUROS +26.9% GROWTH 13.9% NET PROFIT/ REVENUE RATIO ADJUSTED1 EBITDA 791.6 MILLION EUROS +14.7% GROWTH 32.5% EBITDA/REVENUE RATIO REVENUE 2,438.1 MILLION EUROS +19.1% GROWTH 92% OF SALES GENERATED OUTSIDE SPAIN During the third quarter, the growth in Grifols’ sales accelerated, with positive performances across all three divisions. The company has continued to strengthen its global profile and to reaffirm its commitment to R&D as the basis for sustainable long-term growth. Improving efficiency in an increasingly competitive environment in order to operate with maximum flexibility and reliability of supply is a key management goal.

4 THIRD QUARTER 2014 REPORT KEY FIGURES TO SEPTEMBER 2014 Revenues rose by 23.4% at constant currency (cc) reaching 2,438 million euros to september 2014 Growth accelerates 24.5% (cc) during the third quarter for all 3 divisions The EU regains its dynamism, with sales increasing by 4.5%(cc) while United States and Canada grow by 4.9% (cc) on a comparable basis with the third quarter of 2013 The adjusted1 EBITDA margin remains stable at 32.5% of revenues, and Grifols makes progress towards the increased flexibility and standardization of its manufacturing processes Quarterly net profit rises 35.5% Cash balance following investments, debt payments, interest and dividends rises to 917.7 million euros Grifols maintains its commitment to R&D and is once more recognized by Forbes as one of the 100 most innovative companies in the world Reorganization on a global scale gives a greater role to the group’s business units Announcement of 0.25 euro dividend on account of 2014 earnings 1. PROFIT AND LOSS ACCOUNT: KEY INDICATORS TO SEPTEMBER 2014 REVENUE PERFORMANCE Year to date revenues rose by 23.4% at constant currency (cc) Grifols’ revenues for the nine months to September 2014 were 2,438.1 million euros, including the transfusion diagnostics business acquired from Novartis in January 2014. Compared to revenues of 2,046.6 million euros for the same period of 2013, this represents an increase in turnover of 19.1% or 23.4% excluding the exchange rate impact (cc). Growth of all three divisions accelerates in the third quarter In terms of performance by business area, the three main divisions of Grifols all grew in the third quarter of the year. From July to September 2014 the sales of the Bioscience division rose by 2.4% (4.5% cc) and growth in the first nine months of the year was 0.1% (3.7% cc) with year to date sales of 1,823.3 million euros. The sales volume of IVIG and alpha 1-antitrypsin to September outperformed the market average. The company is focused on improving the diagnosis of alpha-1-antitrypsin deficiency (AAT) in the United States and Europe. The Alpha-1 Foundation estimates that up to 3% of all people diagnosed with COPD may have undetected AAT deficiency. Grifols will also consolidate production of its alpha 1-antitrypsin (Prolastin®-C) with the construction of a new plant at Parets del Vallés (Barcelona, Spain) to meet future demand growth. Sales of albumin remain stable, and consumption of this protein in China and other emerging countries continues to rise as a result of the growth of the middle classes with greater access to treatment and an ageing population. The fall in sales (units) of factor VIII has moderated, although the global market for this plasma protein, with 56% of the market linked to tenders, remains weak. Grifols continues to work hard to differentiate its products and to offer significant benefits to hemophiliac patients and there have been two major achievements. Firstly the FDA authorization for factor VIII/von Willebrand factor (Alphanate® 2000 IU). It reduces administration time by up to 30% for people with hemophilia A who need a higher dose than the established one in order to prevent bleeding episodes. Secondly, the launch of an electronic platform that uses mobile phones to provide information about medication, medical appointments, etc. to patients with clotting disorders. The Diagnostic division accounts for 18.6% of revenues, with turnover of 452.8 million euros, an increase of 362.7% (379.2% cc) to September 2014. Since the acquisition of the new transfusion diagnostic unit, Grifols has been working intensively to redefine the division and establish a new growth strategy focusing on a broader and more specialized

THIRD QUARTER
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GRIFOLS

portfolio of products, new commercial strategies to facilitate its gradual entrance into strategic markets and the search for opportunities with other group divisions. Currently the division is focused on three key areas of specialization: transfusion medicine, a sector in which the division is a leading player, clinical analysis, and hemostasis.

The integration process of the diagnostic unit progresses according to plan.

As a result of this progress, the company presented in the US during the third quarter a new catalog of immunohematology products using DG® Gel technology based on the Erytra® processor, which reduces analysis times and errors in hospital transfusion centers. This system is the first genuine innovation in the automation of immunohematology in the United States market in five years. In terms of international expansion, the NAT technology (Procleix®) has been introduced in Vietnam and the Philippines, key countries to boost the penetration in the Asia-Pacific region, a region with great potential for growth in this activity area.

NINE MONTHS ENDED SEPTEMBER 2014 - SALES BY DIVISION

IN THOUSANDS OF EUROS	9M 2014	%SALES	9M 2013	%SALES	% VAR	% VAR CC*
BIOSCIENCE	1,823,306	74.8%	1,821,390	89.0%	0.1%	3.7%
HOSPITAL	70,975	2.9%	74,338	3.6%	-4.5%	-1.6%
DIAGNOSTIC **	452,805	18.6%	97,868	4.8%	362.7%	379.2%
SUBTOTAL	*2,347,086*	*96.3%*	*1,993,596*	*97.4%*	*17.7%*	*21.9%*
RAW MATERIALS AND OTHERS	91,004	3.7%	52,967	2.6%	71.8%	77.4%
TOTAL	2,438,090	100.0%	2,046,563	100.0%	19.1%	23.4%

THIRD QUARTER 2014 - SALES BY DIVISION

IN THOUSANDS OF EUROS	3Q 2014	%SALES	3Q 2013	%SALES	% VAR	% VAR. CC*
BIOSCIENCE	615,070	74.3%	600,443	90.2%	2.4%	4.5%
HOSPITAL	21,424	2.6%	21,298	3.2%	0.6%	2.4%
DIAGNOSTIC **	159,259	19.3%	31,141	4.7%	411.4%	424.5%
SUBTOTAL	*795,753*	*96.2%*	*652,882*	*98.1%*	*21.9%*	*24.5%*
RAW MATERIALS AND OTHERS	31,557	3.8%	12,840	1.9%	145.8%	149.9%
TOTAL	827,310	100.0%	665,722	100.0%	24.3%	26.9%

* Constant currency (CC) excludes the impact of exchange rate movements.

** Excluding 15.8 million euros of intersegment sales (6.5 million in the third quarter).

5

THIRD QUARTER
2014 REPORT

GRIFOLS

The Hospital division increased its sales revenue by 0.6% (2.4% cc) in the third quarter of the year. Sales from January to September 2014 were 71.0 million euros, a decline of 4.5% (-1.6% cc). Grifols remains committed to promoting the internationalization of this division to reduce the impact of measures to rationalize health spending in Spain. The acquisition of 50% of the capital of Kiro Robotics, a spin-off of Corporación Mondragón's strategic health unit, will contribute to the achievement of this goal, with Grifols' Hospital division to distribute the Kiro Oncology robot in international markets including the United States. Kiro is one of the most advanced technologies in the world for the automated preparation of intravenous medication for use in chemotherapy treatments. Direct marketing of the product will begin in Spain, Portugal and Latin America in January 2016.

Finally, Grifols' non-recurring revenues, included within the Raw Materials & Others division, rose to 91.0 million euros, representing 3.7% of turnover. These include, among others, all income deriving from manufacturing agreements with Kedrion, which is gradually tailing off, third-party engineering projects performed by Grifols Engineering, and royalties income from the Bioscience and Diagnostic divisions, including royalties acquired with the new transfusion diagnostics unit, which will phase-out as planned.

NINE MONTHS ENDED SEPTEMBER 2014 - SALES BY REGION

IN THOUSANDS OF EUROS	9M 2014	%SALES	9M 2013	%SALES	% VAR	% VAR CC*
EU	415,167	17.0%	421,706	20.6%	-1.6%	-1.6%
US+CANADA	1,280,060	52.6%	1,258,273	61.5%	1.7%	5.5%
R.O.W.	300,510	12.3%	313,617	15.3%	-4.2%	4.1%
SUBTOTAL	*1,995,737*	*81.9%*	*1,993,596*	*97.4%*	*0.1%*	*3.8%*
RAW MATERIALS AND OTHERS	91,004	3.7%	52,967	2.6%	71.8%	77.4%
DIAGNOSTIC SOLUTIONS***	351,349	14.4%	-	-	-	-
TOTAL	**2,438,090**	**100.0%**	**2,046,563**	**100.0%**	**19.1%**	**23.4%**

THIRD QUARTER 2014 - SALES BY REGION

IN THOUSANDS OF EUROS	3Q 2014	%SALES	3Q 2013	%SALES	% VAR	% VAR. CC*
EU	136,663	16.5%	130,273	19.6%	4.9%	4.5%
US+CANADA	441,389	53.4%	429,452	64.5%	2.8%	4.9%
R.O.W.	92,035	11.1%	93,157	14.0%	-1.2%	4.5%
SUBTOTAL	*670,087*	*81.0%*	*652,882*	*98.1%*	*2.6%*	*4.8%*
RAW MATERIALS AND OTHERS	31,557	3.8%	12,840	1.9%	145.8%	149.9%
DIAGNOSTIC SOLUTIONS***	125,666	15.2%	-	-	-	-
TOTAL	**827,310**	**100.0%**	**665,722**	**100.0%**	**24.3%**	**26.9%**

Excluding 15.8 million euros of intersegment sales (6.5 million in the third quarter).
* Constant currency (CC) excludes the impact of exchange rate movements.
*** Sales from the new transfusion diagnostic unit not allocated to a geographical area.

6

7 THIRD QUARTER 2014 REPORT Exchange rate volatility in 2014 has had a significant impact on sales in the rest of the world (ROW). ROW sales totaled 300.5 million euros to September 2014, growing 4.1% at constant currency (cc) but decreasing 4.2% in reported term. In quarterly terms, this decline was only 1.2%, reflecting growth at constant currency of 4.5%. MARGINS AND PROFITS EBITDA grows 16.1% to 769.8 million euros Grifols’ EBITDA was 769.8 million euros in the first nine months of 2014, an increase of 16.1% compared to 663.0 million euros reported for the same period of the preceding year. Adjusted1 EBITDA rose by 14.7% to 791.6 million euros. Operating margins have remained stable. EBITDA to September was 31.6% of revenues, and adjusted1 EBITDA was 32.5%. In this line, the albumin manufacturing process was standardized during the third quarter, and the FDA approval for the acetone-free production at the Clayton plant (North Carolina, United States) means that the manufacturing process for this plasma protein will be the same at all of the plants of the group. This standardization will give the manufacturing facilities greater flexibility to meet production requirements. Progress has also been made towards improving the efficiency of the supply chain for plasma for fractionation with the possibility of direct shipments from each plasma logistics center in the United States to any manufacturing plant. This measure reduces shipping distances and creates opportunities to manage inventory more efficiently and to reduce risks. The first trans-oceanic plasma container was dispatched from the Clayton logistic centre to Barcelona in September. The company continues to work to obtain FDA and EMA permits and licenses with the objective of performing all the different manufacturing stages at any of its manufacturing plants, a measure designed to improve process flexibility, optimize manufacturing efficiencies, and reduce costs. Sales in the European Union rise by 4.5% (cc) in the third quarter and by 4.9%(cc) in the United States and Canada Grifols’ income in international markets, excluding sales generated by the newly acquired diagnostic business and non-recurring revenues (Raw Materials & Others) was stable in the first nine months of the year, at 1,839.7 million euros. The company is still working on the exact attribution of the new business by geographic region, and its sales have therefore not been allocated by region for this year. It is also important to note that since January 2014 the heading “Others” (Raw Materials & Others) has not been broken down by geographic region, and that the figures for 2013 have been amended to facilitate comparison on the same basis. On a comparable basis* with 2013, sales in the European Union recovered significantly, with growth rising to 4.9% (4.5% cc) in the third quarter. Total sales year to date were 415.1 million euros, a fall of 1.6%. Revenues from Spain rose by 14% during the quarter as a result of higher demand for plasma proteins and a recovery in the sales of the Diagnostic and Hospital divisions. As a result, sales in Spain from January to September rose by 4% exceeding 156 million euros. The United States and Canada sustained its upward trend. Together, sales in the USA and Canada were 1,280.1 million euros to September, growing 1.7% (5.5% cc) for the ninemonth period and 2.8% (4.9% cc) for the third quarter. * Excluding sales of the new transfusion diagnostic unit and non-recurring revenues (Raw Materials & Others)

THIRD QUARTER
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GRIFOLS

The policy of containing overhead costs remains in place and the company will continue to strive to optimize these. Similarly, the company has maintained its objective to allocate resources up to 6% of revenues to R&D over the medium term . The forecast organic growth partially involves research projects that are currently under way, such as those relating to the treatment of Alzheimer's disease and some liver diseases with plasma proteins. In addition, the increased size of the Diagnostic division will require greater investment to ensure innovation in the fields of clinical diagnostics and transfusion medicine.

The company continues to work in the validation of the new plant in Clayton. The objective is to obtain the relevant regulatory approvals for the new capacity to be operational according to the defined calendar.

Net profit rises by 26.9% to 339.0 million euros

Grifols' net profit rose by 26.9% to 339.0 million euros, a figure that represents 13.9% of the group's revenues, compared to the figure of 13.0% for the same period of 2013. Adjusted[2] net profit, which excludes non-recurring costs and costs associated with acquisitions, the amortization of deferred financial costs associated with refinancing, and the amortization of intangible assets associated with acquisitions, was 435.2 million euros, 17.8% of revenues.

At constant currency, the company reduced its financial costs during the third quarter of the year in line with forecasts. However, the impact of exchange rate movements mainly in intercompany loans impacted by approximately 18 million euros the financial result, which totaled 202.3 million euros in the first nine months of the year. This result includes interest expense, that take into account the financing obtained to acquire the new transfusion diagnostics unit, and the amortization of deferred expenses.

The effective tax rate continued to be lower than in the previous year due to changes in the contribution to profits from different geographical regions.

MAIN FIGURES FOR THE NINE MONTHS ENDED SEPTEMBER 2014

IN MILLIONS OF EUROS	9M 2014	9M 2013	% VAR.
NET REVENUES (NR)	2,438.1	2,046.6	19.1%
EBITDA	769.8	663.0	16.1%
% NR	31.6%	32.4%	
ADJUSTED[1] EBITDA	791.6	690.4	14.7%
% NR	32.5%	33.7%	
GROUP PROFIT	339.0	267.0	26.9%
% NR	13.9%	13.0%	
ADJUSTED[2] GROUP PROFIT	435.2	336.4	29.4%
% NR	17.8%	16.4%	

1 Excludes non-recurring costs and associated with recent acquisitions.
2 Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions.

8

9 THIRD QUARTER 2014 REPORT 2. KEY BALANCE SHEET ITEMS AS OF SEPTEMBER 2014 Assets rise to 8,102.7 million euros following recent acquisitions Total consolidated assets at September 2014 were 8.1 billion euros, a significant increase compared to the figure of 5.8 billion euros reported in December 2013. The differences primarily reflect the acquisition of the assets of the new transfusion diagnostic unit. Tangible fixed assets net increase of more than 237 million euros, includes among the new assets acquired a plant in Emeryville (California, United States). Intangible fixed assets have increased as a result of an estimated 1 billion euro increase in the company’s goodwill following the acquisition of the new diagnostic unit. This amount is still provisional, although no significant changes to the goodwill valuation and the reasonable values of the assets and liabilities acquired are expected. Strong operating cashflow generation reaching 655.9 million euros During the first nine months of 2014 cash rose to 917.7 million euros, well above the 708.7 million euros reported in December 2013. The group generated 655.9 million euros of operating cash, compared to 365.7 million euros generated during the nine months period to September 2013. Changes to working capital were in line with business growth and the incorporation of the new diagnostic business Stock turnover and payment periods of customers and suppliers remained stable. Net financial debt ratio is 3 times adjusted1 EBITDA Grifols’ net financial debt at the end of the third quarter of 2014 was 3,266.1 million euros, slightly higher than the figure of 3,163.3 reported in the first half due to the strengthening of the dollar against the euro, as most of the company’s financial debt is denominated in dollars. Net financial debt in US dollars has fallen by 248 million compared to the 4,696 million dollars reported in June, totaling 4,448 million dollars in September. The net debt/adjusted1 EBITDA ratio was 3.04 or 2.78 excluding exchange rate effects. Following the recent acquisitions, Grifols remains firmly committed to the reduction of debt levels. The forecast cash flows generation and the reduction in the average cost of debt negotiated during the first quarter will contribute to this gradual deleveraging. Net equity The net equity of Grifols to September 2014 rose to 2,539.7 million euros, primarily as a result of profits earned during the period. There were no significant changes compared to the first half of the year. The company had share capital of 119.6 million euros at September 2014, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) each with a nominal value of 0.10 euros. Following the end of the quarter, Grifols has announced the payment of a dividend of 0.25 euros on account of 2014 earnings, for both Class A and Class B shares. Grifols continues committed to paying cash dividend to shareholders and to maintaining a pay-out ratio of 40% of the group’s earnings. The dividend on account will be paid during the first week of December through Iberclear and participating agents, and BBVA will be the paying agent.

10 THIRD QUARTER 2014 REPORT 3. INVESTMENT AREAS: CAPEX, ACQUISITIONS AND R&D The strength of Grifols’ results, the positive cash flow figures, and the optimization and control of financial resources provide the company with the necessary funds to undertake the planned investments. Capital expenditure (CAPEX) The majority of capital expenditure (CAPEX) currently under way is part of the plan for the period 2014-2016. From January to September 2014, the company continued with its existing investment plans, allocating over 180.1 million euros to its own manufacturing facilities, including facilities designed to strengthen the Diagnostic division following the expansion of the group’s presence in the transfusion diagnostics sector. Acquisition of 50% of Kiro Robotics from Corporación Mondragón Grifols acquired 50% of the capital of Kiro Robotics, a spin-off from the health unit of Corporación Mondragón, by subscribing in cash an equity offering of 21 million euros. Kiro Robotics is a technology company specializing in the automation of equipment for the hospital sector and it has developed one of the most sophisticated pieces of hospital pharmacy technology in the world: the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy treatment. This strategic alliance and Grifols’ participation in the company’s ownership will ensure the viability and continuity of its projects and will open international markets to the Kiro Oncology robot through Grifols’ Hospital division. Grifols allocates 138 million euros cash to R&D Grifols’ financial solvency and liquidity provide the platform for its continuing commitment to research. From January to September 2014 Grifols allocated 138 million euros to R&D, representing 5.7% of revenues. The company plans to progressively increase the resources allocated to R&D with the aim of achieving a level of 6% in the medium term. This commitment to research is also expressed by supporting the activities of its investee companies. In 2014, Grifols was once again ranked as one of the 100 most innovative companies in the world by Forbes magazine, placed 64 in the overall ranking. The company’s commitment to innovation focuses on the search for therapeutic alternatives that contribute to both scientific and social development. For the 12th consecutive year, Grifols was rated “excellent” by the Profarma Program of Spain’s Ministry for Industry, Energy and Tourism, which assesses a range of scientific, economic and industrial criteria. Special recognition was given to Grifols’ research activity and its manufacturing and R&D facilities. As part of its research, development and innovation activities, and in partnership with the Research Triangle Institute, since 2013 Grifols has been promoting a prospective, observational study to extend understanding of the development of factor VIII inhibitors, one of the most frequent complications in treatments of hemophilia in the present day. The study, which will last for 10 years, has recruited its first patient. Grifols also promotes research through its international program of grants and prizes, the Grifols Scientific Awards, an annual initiative designed to encourage and recognize research in disciplines involved with the use of plasma-derived medicines to treat disease. To mark World Thrombosis Day (October 13) Grifols launched its new GATRA grant program (Grifols Antithrombin Research Awards), designed to support basic and clinical research into the use of anti-thrombin treatments (plasma protein), while in mid-September held the 7th edition of the Martin Villar Haemostasis Awards, recognizing clinical research in hemostasis. Other programs include SPIN (Scientific Progress Immunoglobulins in Neurology), to encourage research into new therapeutic approaches to immunoglobulins in the field of neurology; ALTA (Alpha-1 Antitrypsin Laurell's Training Award), promoting an understanding of this protein (alpha 1-antitrypsin); and ALBUS (Albumin Awards Program), which recognizes studies that expand our understanding of the role of albumin as a therapeutic product.

11 THIRD QUARTER 2014 REPORT 4. KEY EVENTS DURING THE QUARTER CORPORATE Grifols undertakes a global restructuring of its internal organization as part of its strategic plan Grifols has established a new, internal organizational structure for the group across the world with the aim of anticipating new health scenarios and enabling the company to offer a more competitive, effective and integrated response to the needs of customers and patients. The new organizational structure is designed to optimize the group’s corporate structure, strengthening business units in order to speed up the commercial decision-making process and to optimize the supply of products. The increased operational importance of the divisions is reflected in the creation of head quarters (HQ) for each one. Grifols’ corporate HQ will continue to be located in Sant Cugat (Barcelona, Spain) while the Bioscience division HQ will be located in Raleigh, Research Triangle Park (North Carolina, United States), the Diagnostic division HQ will be in Emeryville (California, United States) and the Hospital division HQ will be in Barcelona (Spain). The business units will strengthen operationally, and will have its own independent structure. They will be led by a senior manager and will have specific sales and marketing teams, facilitating the implementation of specific commercial strategies on the basis of knowledge areas, and working across geographic and functional units. As part of this move, geographical functions are strengthened, with management at regional level and not just at country level, as it has been historically. As part of the reorganization, two new units have been created – Grifols Operations Network and Grifols NA Shared Services – which will provide all the support services needed by the subsidiaries and by the companies in North America, respectively. Grifols’ global internal restructuring is part of its strategic plan and supports the commercial initiatives designed to strengthen the group’s global presence following the acquisition and incorporation of Talecris (2011) and of the transfusion diagnostics unit of Novartis (2014), as a result of which the company has experienced strong grown and international expansion. In this context, and part of its strategic plan, the company has already announced its plans to optimize its operating and distribution infrastructure, based around the construction of a new global operations center in Ireland. BIOSCIENCE DIVISION: 74.3% OF REVENUES Grifols manufactures Alpha 1-antitrypsin (Prolastina®) for the european market in Spain Grifols is continuing to make progress with the implementation of its strategic plan. The first batch of Prolastina® produced at the Barcelona plant following its authorization as an alternative to Clayton for the production of alpha-1 antitrypsin, has been classified as “suitable” for sale in Germany. In the future, Grifols will manufacture all its alpha-1, a plasma-derived medicine for the treatment of alpha-1- antitrypsin deficiency, for the European market in Spain. It will invest approximately 30 million euros in a new alpha-1 purification, dosing and sterile filling plant at Parets del Valles industrial state. The construction work for the plant is expected to be completed in 2016. Further progress towards the standardization and increased flexibility of supply and manufacturing processes The increased flexibility and standardization of processes, including plasma supply and the manufacture of different plasma-derived medicines, will increase the efficiency of manufacturing operations and will generate new opportunities for the management of inventory. The third quarter saw the FDA grant approval of the new acetone-free albumin production process at the Clayton plant. The procedure is now identical as the one applied at the plants in Los Angeles (United States) and Parets del Vallès (Spain). In addition, the first container of plasma has been shipped from the Clayton plasma logistics center to the Barcelona fractionation plant, and this means that either of Grifols’ two plasma logistics centers in the United States (in Los Angeles and Clayton) can send raw material to any of the company’s plants that manufacture plasma-derived products.

12 THIRD QUARTER 2014 REPORT DIAGNOSTIC DIVISION: 19.3% OF REVENUES New approvals for the Procleix® range of transfusion safety products The Procleix® Xpress system is Grifols’ new pipetting platform to create aliquots and prepare samples for storage using nucleic acid amplification technology (NAT). Having obtained CE marking and 510(k) approval from the FDA, the company launched the system in Europe last August, with the U.S. launch scheduled for the final quarter of 2014. The Procleix® HEV reagent to detect the hepatitis E virus (HEV), developed in partnership with Hologic, has received European conformance marking (CE marking). This reagent detects four genotypes of the virus and is the only approved reagent to offer detection of the RNA of the virus of this disease in blood, tissue and organ donors. HOSPITAL DIVISION: 2.6% OF REVENUES Renewal of the distribution Pyxis® distribution agreement for Iberia and Latam Grifols will continue to distribute the automated dispensing system Pyxis® in Spain, Portugal and South America during the next 12 years. The Pyxis® supports the decentralized management of medication and medical supplies. Keeping the Pyxis® in the company portfolio strengthens its commitment towards offering integrated solutions to hospital pharmacies.

13 THIRD QUARTER 2014 REPORT PROFIT AND LOSS ACCOUNT IN THOUSANDS OF EUROS 9M 2014 9M 2013 % VAR. NET REVENUE (NR) 2,438,090 2,046,563 19.1% COST OF SALES (1,181,719) (980,610) 20.5% GROSS PROFIT 1,256,371 1,065,953 17.9% % NR 51.5% 52.1% R&D (127,539) (90,258) 41.3% SGA (497,611) (409,265) 21.6% OPERATING EXPENSES (625,150) (499,523) 25.1% OPERATING RESULT 631,221 566,430 11.4% % NR 25.9% 27.7% FINANCIAL RESULT (202,359) (179,190) 12.9% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (2,935) (1,601) 83.3% PROFIT BEFORE TAX 425,927 385,639 10.4% % NR 17.5% 18.8% INCOME TAX EXPENSE (89,445) (121,697) -26.5% % OF PRE-TAX INCOME 21.0% 31.6% CONSOLIDATED PROFIT FOR THE PERIOD 336,482 263,942 27.5% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (2,503) (3,095) -19.1% GROUP PROFIT FOR THE PERIOD 338,985 267,037 26.9% % NR 13.9% 13.0% EBITDA 769,756 662,965 16.1% % NR 31.6% 32.4% ADJUSTED1 EBITDA 791,593 690,367 14.7% % NR 32.5% 33.7%

14 THIRD QUARTER 2014 REPORT GROUP CASH FLOW STATEMENT IN THOUSANDS OF EUROS 9M 2014 9M 2013 GROUP PROFIT 338,985 267,037 DEPRECIATION AND AMORTIZATION 138,535 96,535 NET PROVISIONS 1,133 4,945 OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 186,149 36,486 CHANGES IN INVENTORIES (71,124) (5,210) CHANGES IN TRADE RECEIVABLES (12,538) (58,791) CHANGES IN TRADE PAYABLES 74,748 24,705 CHANGE IN OPERATING WORKING CAPITAL (8,914) (39,296) NET CASH FLOW FROM OPERATING ACTIVITIES 655,888 365,707 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (1,234,952) (55,596) CAPEX (180,161) (100,131) R&D/OTHER INTANGIBLE ASSETS (27,800) (18,150) OTHER CASH INFLOW /(OUTFLOW) 7,134 9,024 NET CASH FLOW FROM INVESTING ACTIVITIES (1,435,779) (164,853) FREE CASH FLOW (779,891) 200,854 ISSUE (PURCHASE) OF EQUITY (61,328) (85,348) PROCEEDS FROM ISSUE OF SHARE CAPITAL - 20,461 ISSUE (REPAYMENT) OF DEBT 1,243,771 (53,368) DIVIDENDS (70,063) (69,138) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (174,264) 9,771 NET CASH FLOW FROM FINANCING ACTIVITIES 938,116 (177,622) TOTAL CASH FLOW 158,225 23,232 CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 708,777 473,327 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 50,702 (8,282) CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 917,704 488,277

15 THIRD QUARTER 2014 REPORT BALANCE SHEET IN THOUSANDS OF EUROS SEPTEMBER 2014 DECEMBER 2013 ASSETS NON-CURRENT ASSETS 5,395,075 3,701,376 GOODWILL AND OTHER INTANGIBLE 4,138,137 2,775,576 PROPERTY PLANT & EQUIPMENT 1,077,813 840,238 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 58,058 35,765 NON-CURRENT FINANCIAL ASSETS 8,601 15,196 OTHER NON-CURRENT ASSETS 112,466 34,601 CURRENT ASSETS 2,707,671 2,139,660 INVENTORIES 1,143,944 946,913 TRADE AND OTHER RECEIVABLES 623,536 465,581 OTHER CURRENT FINANCIAL ASSETS 368 1,200 OTHER CURRENT ASSETS 22,119 17,189 CASH AND CASH EQUIVALENTS 917,704 708,777 TOTAL ASSETS 8,102,746 5,841,036 EQUITY & LIABILITIES EQUITY 2,539,667 2,107,204 CAPITAL 119,604 119,604 SHARE PREMIUM RESERVE 910,728 910,728 RESERVES 1,088,374 883,415 TREASURY STOCK (61,328) 0 INTERIM DIVIDENDS 0 (68,755) CURRENT YEAR EARNINGS 338,985 345,551 OTHER COMPREHENSIVE INCOME 137,800 (89,281) NON-CONTROLLING INTEREST 5,504 5,942 NON-CURRENT LIABILITIES 4,577,541 3,018,536 NON-CURRENT FINANCIAL LIABILITIES 4,034,373 2,553,211 OTHER NON-CURRENT LIABILITIES 543,168 465,325 CURRENT LIABILITIES 985,538 715,296 CURRENT FINANCIAL LIABILITIES 188,806 258,144 OTHER CURRENT LIABILITIES 796,732 457,152 TOTAL EQUITY AND LIABILITIES 8,102,746 5,841,036

16 THIRD QUARTER 2014 REPORT (BASE 100, FROM JANUARY 1 TO SEPTEMBER 30 2014) GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35 134 133 132 131 130 129 128 127 126 125 124 123 122 121 120 119 118 117 116 115 114 113 112 111 110 109 108 107 106 105 104 103 102 101 100 99 98 97 96 95 94 93 92 91 90 2014 FEB MAR APR MAY JUN JUL AUG SEP GRIFOLS B: 108.94 GRIFOLS: 93.31 IBEX : 109.16 1 Excludes non-recurring costs and associated with recent acquisitions. 2 Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions.

Grifols Performance Review November 2014 1

Disclaimer This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during this presentation. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within GRIFOLS Group or subsidiaries, any of its advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS Management, including proforma figures and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports files with the Comisión Nacional del Mercado de Valores. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS.

Agenda Grifols Current Performance Industry Outlook Grifols Future Performance 2014 YTD September Performance

1. Grifols Current Performance

Grifols Current Performance - Highlights Core business fundamentals remain solid Strong cash generation capability: positive operating CF Investing in the future R&D in line with target significant growth Capex expansion according to schedule Refinancing & average cost of debt reduction M&A: Diagnostic unit, diversified portfolio FX tailwind from Q4 Shareholder value creation: EPS accretion year 1 after acquisition Dividend policy at 40% pay-out

Grifols Current Performance – Net Revenue Bioscience Healthy protein growth in core business: high single digit for IVIG and albumin and double digit in Alpha 1 Bumpy pdFVIII tenders, contract manufacturing and intermediates Diagnostic Blood typing solutions: robust growth NAT continuous growth (Japanese Red Cross / China Blood Bank agreement) Hologic agreement: joint business distribution, commercial role, profit sharing Immunoassay worldwide leader. Ortho agreement, manufacturing role, profit sharing Hospital Lower Hospital Logistics revenues due to budget restrictions in LATAM. Internationalization continues. Kiro Robotics acquisition Raw Materials & Others Lower Royalty income & phasing out as planned Kedrion income lower than previous year as planned Harder comps in 2H2014: annual mid single digit growth

Grifols products hold leading share positions globally Excluding the impact of pdFVIII tenders, all major proteins growing at expected rates Grifols has capacity to grow with market Source MRB : The Worldwide Plasma Proteins Market - 2013 Grifols Bioscience

N.2 N.1 IVIG Alpha1 Albumin pdFactor VIII Source MRB : The Worldwide Plasma Proteins Market - 2013 Grifols Bioscience: global market shares New Gamunex (IVIG) facility ready to ensure future growth from 2015 Construction of a new facility in Barcelona, to be ready in 2017 High growth in no-tender sales Barcelona method has already been approved in Clayton (NC) Source: MRB & Internal Data

Grifols holds leading global IG share Opportunity for treatment growth continues Capacity expansion will support growth globally NA growth in mid single digits – lower than historical growth Dual branding market strategy Immunoglobulins Growth Rate in Grifols IG Pull through Sales in value (US) Source: Internal customer reported data 15% 6% 7% 4% 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 4Q 2013 1Q 2014 2Q 2014 3Q 2014 est

Grifols leads Alpha 1 market Strong Alpha 1 growth continues in NA and Europe Significant opportunity remains to increase diagnosis and treatment Alpha1 Growth in Test Kit Returns vs previous year (US) Source: Internal Data from University of Florida lab 8% 22% 0% 5% 10% 15% 20% 25% 1Q 2014 2Q 2014 1Q 2014 2Q 2014

Strong growth for Albumin continues led by China IG growth rate will determine Albumin. Balanced growth requirement Grifols is continuing to develop new indications Albumin Source: MRB & Internal Data 24% 17% 12% 9% 3% 35% Albumin by Company 2013 in Value CSL GRIFOLS BAXTER OCTAPHARMA KEDRION OTHERS

Grifols holds leading market share Growth continues in the US and commercial markets Large tender markets key to growth Long-term growth expected in emerging markets 2012 Total pdFVIII market (4.118 M IU) Commercial Market 1.808 M IU 983 M € Tender Market 2.310 M IU 467 M € pdFVIII Source: Calculated MRB & Internal Data

Grifols Current Performance – Gross Margin Stable cost of plasma: neutral impact on margins Positive Bioscience product mix and higher plasma utilization Manufacturing cost increases due to new plants start-up Stable price environment % GM stability in Bioscience, other divisions slightly improving

Grifols Current Performance – R&D

- Significant R&D growth in 2014 (+31%) vs spend decline in 2013 (-1%), as a result of project phasing acceleration.
- Main R&D projects spend focus to reinforce Bioscience core products with new indications and formulations:

IVIG
- Next generation
- ITP in US / EU for Flebo
- 20% SubQ
- Gamunex nanofiltration
- Myasthenia Gravis
- Post-polio

Alpha1
- Liquid formulation
- Diabetes
- Cystic Fibrosis
- Chronic Fatigue Syndrome
- Neonatal ischemia
- Prolastin C

Albumin
- Alzheimer
- Cirrhosis and liver related diseases

- New products: Fibrin Sealant and Pulmaquin
- Diagnostic: - New immunohematology technologies. Genotyping and personalized medicine

  - New generation donor screening assays

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GRIFOLS

Grifols Current Performance – SG&A New cost items, non-recurring: Validation of new facilities Diagnostic unit integration Completion of integration process will contribute to future growth Bioscience commercial HQ moved to Raleigh, NC and Diagnostic commercial HQ moved to Emeryville, CA Additional sales force in Alpha1 in US and Europe SG&A flat (as % NR) in 2014

Grifols Current Performance - EBITDA Diagnostic Division higher revenue weight (with lower margin) Significant R&D growth FX headwind up to Q3 % EBITDA margin c. 32%

YTD September 2014 vs 2013 Operating Profit Breakdown by Divisions Operating Profit margins in Raw Mat approx 66%; for Royalties, included in Other, close to 100% Diagnostic margin Q1 vs Q2 not comparable, H1 margins to be sustainable in H2 (€ Million) (1) Including intersegment revenue and Operating Profit 2014 2013 2014 2013 2014 2013 2014 2013 2014 2013 Net Revenue 2.438,1 2.046,6 1.823,3 1.821,4 468,6 97,9 71,0 74,3 75,2 53,0 YoY increase c.c. % 23,4% 3,7% 395,9% -1,6% 41,9% Operating profit 631,2 566,4 710,4 736,6 97,7 -2,3 -0,9 1,4 -176 (non-allocated costs) -169,3 % of NR 25,9% 27,7% 39,0% 40,4% 20,8% -2,3% -1,3% 1,9% --- Adjusted EBITDA 791,6 690,4 Adj. EBITDA margin 32,5% 33,7% Adjusted EBITDA margin excluding R&D 37,3% 37,6% Total Bioscience Diagnostic (1) Hospital Raw Material & Other

Diagnostic Unit acquisition – Financial snapshot 2014 Estimate Revenue Share 2014 Estimate EBIT Share NAT makes most of the Revenue but IA and Licensing carry a significantly higher impact on EBIT NAT: distribution business Immunoassay: manufacturing activity / business

Grifols Current Performance – Below the line Financial Result: moderate growth besides additional $1,5 Bn. debt Financial Expenses (cash) reduction from Q2 and onwards Amortization of deferred fees (non cash) declining Derivatives, FX negative impact Tax rate : 20%-22% Significant Net Profit increase EPS accretion year 1 after acquisition

2. Industry Outlook

Industry Outlook - Highlights Sector growth Bioscience: 6-7% volume growth Diagnostic : 3-4% market growth Stable Prices: on average all proteins ROW prices may be lower than US/EU for some proteins Impact of geographical mix in global revenues The supply / demand balance and the general plasma market dynamics continue to be positive Diagnostic: new markets & new tests Hospital: continuous internationalization

Main Volume Demand by Protein Worldwide Source: JB Capital Markets, MRB 2013 2014 2015 2016 2017 2018 CAGR % IG Demand growth 8% 7% 6% 6% 6% 6% 6% % Albumin Demand growth 5% 5% 5% 4% 3% 3% 4% % pdFVIII Demand growth 6% 5% 4% 3% 3% 3% 3.5% % A1PI Demand growth 7% 7% 8% 8% 8% 7% 7.5%

Global IVIG balanced supply demand Source: UBS

3. Grifols Future Performance

Grifols Future Performance - Highlights Ready to meet future growth - 12.5 million liters total capacity from 2015 State of the art facilities fully cross-licensed – Production flexibility Additional access to Plasma New collection centers: ~20 relocations & openings in 2015 Third-party contracts 2 very strong franchises – Bioscience & Diagnostic Low financing costs Low effective tax rates Continuous focus on shareholder value creation

Grifols Future Performance – New organization Geographical expansion and portfolio strengthening as key growth drivers Corporate HQ in Barcelona Organization more focused on sales performance with new commercial HQs: Raleigh, NC for Bioscience Emeryville, CA for Diagnostic Division All industrial HQ in Barcelona Global Operations center in Ireland, to improve inventory management and flexibility of supply HQ Diagnostic HQ Bioscience Corporate HQ Global Operations

Grifols Future Performance – Net Revenue Sustainable long-term market growth in Bioscience. Additional expansion in ROW markets Expected pdFVIII tenders positive phasing impact Alpha1 opportunities in Europe and South America Building stronger US diagnostic franchise with blood typing solutions

Grifols Future Performance – Margins + New plants: Significant depreciation increase & start-up costs (2015-2016) Divisional EBIT mix - Diagnostic EBIT Lower royalties – significant revenue decline Temporary higher cost of plasma – ongoing network expansion Lower revenue per liter because of lower FVIII Product cross licenses Revenue per liter: Additional Ig Additional Alpha1 Capacity expansion International expansion - Geo mix Manufacturing cost efficiencies – NFF automation & larger batches

Grifols Future Performance – Operating expenses Cash-out R&D as % of NR: 5% - 6% mid term Strengthening Alpha 1 sales force to roll-out this business model Stronger Diagnostic sales platform (Immunohematology) After business integration, operational leverage – progressive reduction expected in SG&A as % of sales

Grifols Future Performance - EBITDA Opportunities to improve margins in the Bioscience division in the medium term after new plants ramp-up Higher plasma collections will support plasma cost improvements R&D spend stabilized after 2014 pick-up Estimated FX tailwind in 2015 Medium-term % EBITDA margin target 31-33% (royalties impact)

Strategic Pillars

CORE BUSINESS OPTIMIZATION	GLOBAL EXPANSION	CAPACITY LEADERSHIP	INNOVATION ACCELERATION	MULTI-BUSINESS BUILD
Plasma Liter Economics	India	Current capacity upgrades	R&D, portfolio, pipeline	Leverage existing business capabilities/ product portfolios
Product franchise development & expansion	Turkey	Increase capacity to support future growth	AD Program	Accelerated Diagnostic Expansion / acquisitions
IG franchise power	China	Expand collection platform	Donor to patient Quality continuum	Hospital international growth
Differentiate on Quality and Safety	LATAM	New Technologies	Donor population opportunities	Across the board opportunities
Pulmonary Bolt-on	Japan	Alpha1 capacity increase	Next generation medicine	
	Globalize Alpha 1	Manufacturing plants cross-licensed	Global academic, clinical networks	

GLOBAL WORLD CLASS ORGANIZATION
Globalize Workforce · Leverage Best Practices · Build Market Access Competency

FINANCIAL EXCELLENCE
Financial Discipline · Operational Leverage · Capital & Tax Optimization

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Grifols Future Performance – Below the line Financing: long-term debt maturities, quasi bullet and low financing costs Effective Tax rate: 20% - 22% range Sustainable growth in EPS Continuous shareholders reward through dividends: - 40% pay-out - Two payments (interim / final) Sensitivity to strong USD: - Moderate on EBITDA (+) - Moderate on financial expenses (-) - Slightly positive on Net Profit

4. 2014 YTD September Performance

2014 YTD September Sales by Division (*) €15.8 Million of intersegment sales not included (€ Million) 9M 2014 % of Sales 9M 2013 % of Sales % Variance % Variance at constant rate Bioscience 1,823.3 74.8% 1,821.4 89.0% 0.1% 3.7% Hospital 71.0 2.9% 74.3 3.6% -4.5% -1.6 Diagnostic (*) 452.8 18.6% 97.9 4.8% 362.7% 379.2% Subtotal 2,347.1 96.3% 1,993.6 97.4% 17.7% 21.9% Raw Materials & Others 91.0 3.7% 53.0 2.6% 71.8% 77.4% TOTAL 2,438.1 100.0% 2,046.6 100.0% 19.1% 23.4%

2014 YTD September Sales by Region (*) (*) Sales from the transfusion diagnostic unit acquired from Novartis not allocated to any geographical area (**) €15.8 Million of intersegment sales not included (€ Million) 9M 2014 % of Sales 9M 2013 % of Sales % Variance % Variance at constant rate EU 415.2 17.0% 421.7 20.6% -1.6% -1.6% US+CANADA 1,280.1 52.6% 1,258.3 61.5% 1.7% 5.5% ROW 300.5 12.3% 313.6 15.3% -4.2% 4.1% Subtotal 1,995.8 81.9% 1,993.6 97.4% 0.1% 3.8% Raw Materials & Others 91.0 3.7% 53.0 2.6% 71.8% 77.4% Diagnostic Solutions (**) 351.3 14.4% - - - - TOTAL 2,438.1 100.0% 2,046.6 100.0% 19.1% 23.4%

Solid Performance supported by organic and non-organic contribution Net Revenues Adjusted EBITDA Net Profit Financial Result +19.1% +23.4% c.c. +14.7% 32.5% +26.9% 13.9% 33.7% 13.0% 2013 YTD Sept. 2014 YTD Sept. 2013 YTD Sept. 2014 YTD Sept. 2013 YTD Sept. 2014 YTD Sept. +12.9% 2013 YTD Sept. 2014 YTD Sept. +3% excl. FX 690.4 791.6 300,0 350,0 400,0 450,0 500,0 550,0 600,0 650,0 700,0 750,0 800,0 1 2 2,046.6 2,438.1 1.700,0 1.800,0 1.900,0 2.000,0 2.100,0 2.200,0 2.300,0 2.400,0 2.500,0 1 2 267.0 339.0 200,0 220,0 240,0 260,0 280,0 300,0 320,0 340,0 360,0 1900n1900r00l 1900n1900r00l

LTM Adjusted EBITDA: Positive organic and non-organic contribution Continuous operational improvement: Manufacturing and plasma cost efficiencies Yield improvements Higher plasma cost utilization and income per liter increase SG&A leverage Significant R&D investment in 2014 (€ Million) 592.8 630.8 748.1 836.1 881.1 917.4 1,123.5 26.1% 27.4% 30.2% 31.9% 32.8% 33.5% 32.7% LTM June 11 LTM Dec. 11 LTM June 12 LTM Dec. 12 LTM June 13 LTM Dec. 13 LTM Sept. 14 592.8 602.0 630.8 693.0 748.1 796.9 836.1 853.0 26.1% 26.5% 27.4% 28.8% 30.2% 31.3% 31.9% 32.3% LTM Jun 11 LTM Sep 11 LTM Dec 11 LTM Mar 12 LTM Jun 12 LTM Sep 12 LTM Dec 12 LTM Mar 13 Adjusted EBITDA ( € Million) % NR

Financial Result – Interest expense declining (€ Million) +3% excl. FX loss YTD Sept. 2013 YTD Sept. 2014 % Variance Interests 119.6 121.3 1.5% Financing deferred cost 59.1 43.9 -25.6% Other financial expense / income -3.2 4.0 NM Derivatives valuation 2.9 14.8 NM FX variance Loss 0.8 18.4 unrealized loss -17.3 Total Financial Result 179.2 202.4 12.9%

Strong operating Cash Flow generation – 2014 YTD September Sources Uses (€ Million) - Operating Cash Flow 787,0 - Working Capital Increase -8,9 - Net Operating Cash Flow 778,1 - Gross Debt Increase 1.243,8 - Others 13,6 - Cash Beginning Balance 708,8 - Cash Ending Balance 917,7 - Cash Increase -208,9 ______ Total 1.826,5 ====== - Interest -122,2 - Financing & Transaction costs -183,3 - CAPEX+Intangible -208,0 - Business acquisitions -1.232,8 - Purchase of treasury shares -61,3 - Dividends Paid -70,1 - FX and Others 51,0 _______ Total 1.826,5 =======

Net Bank Debt increases after Diagnostic Unit acquisition (USD Million) Diagnostic Unit acquisition 3,887 3,904 3,663 3,532 3,396 3,451 3,347 3,328 2,984 4,770 4,696 4,448 2.800 3.000 3.200 3.400 3.600 3.800 4.000 4.200 4.400 4.600 4.800 5.000 Dec. 2011 Mar. 2012 June 2012 Sept. 2012 Dec. 2012 Mar. 2013 June 2013 Sept. 2013 Dec. 2013 Mar. 2014 June 2014 Sept. 2014 Million USD Bank Net Debt

Moderate Leverage Ratio level Covenant Level PF PF PF PF 2.78x at c.c. 5.0 5.0 5.0 4.34 2.87 2.28 3.0 2.83 2.92 3.04 2,0 2,5 3,0 3,5 4,0 4,5 5,0 5,5 Dec. 2011 Dec. 2012 Dec. 2013 PF Dec. 2013 PF March 2014 PF June 2014 PF Sept. 2014

Shareholders Return

Dividends distribution (1): Improving return to shareholders € DPS 2009 2010 2011 2012 2013 Pay-out 40% €0.38 Interim 2009 + Final 2008 €0.13 Final 2009 Script Dividend 1B: 10 A or B Script Dividend 1B: 20 A or B (2) In addition to the 2013 interim dividend, the 2012 preferred dividend of € 0.01 was paid (1) Payment years (3) In addition to the 2013 final dividend, the 2013 preferred dividend of €0.01 was paid Pay-out 40% €0.20 (2) Interim 2013 Final 2013 €0.20 (3) Interim 2014 €0.25 (4) In addition to the 2014 final dividend, the 2014 preferred dividend of €0.01 will be paid Final 2014 € ? (4) Pay-out 40% 2015 2014

YTD September Performance - Highlights Quarterly ramp-up performance, with solid growth in the 4 core proteins (+5,7% c.c.), excluding FVIII tenders Robust growth in Diagnostic (w/o acquisition) +8,5%, due to Blood typing solutions acceleration, while Hospital declined by 1,2% Adjusted EBITDA margin (32,5% of NR) in line with H1, including significant R&D investment and acquisition. Strong FX headwind is over and significant tailwinds for Q4 2014 and 2015 are expected Financial Result increases by 12,9% mainly due to negative FX impact, interest expense declines Net Profit reaches €339 Million (+26,9%) as a result of the contribution of Diagnostic unit acquisition and lower tax rate Strong Net Operating Cash Flow generation (€778 Million), supporting moderate leverage (PF 3,0x)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 4, 2014

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